[Letterhead of Sutherland Asbill & Brennan LLP]

June 16, 2014

VIA EDGAR

Catherine C. Gordon, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.
Registration Statement on Form N-2 Filed on March 24, 2014
File No. 333-194774

Dear Ms. Gordon:

On behalf of Solar Senior Capital Ltd. (the “Company”), set forth below are the Company’s responses to the written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 23, 2014 with respect to the Company’s registration statement on Form N-2 (File No. 333-194774), filed with the Commission on March 24, 2014 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and is followed by the Company’s responses. Where revisions to the Prospectus are referenced in the below responses, such revisions have been included in Pre-Effective Amendment No.1 to the Registration Statement, filed concurrently herewith.

Prospectus General

1.	Provide us with a form of prospectus supplement describing the key material terms of any debt offering the Company expects to do. If the Company determines to take down from the shelf any debt offering that has terms that are materially different from the “form of supplements provided to the staff in the pre-effective amendments (“PEA”) filed prior to effectiveness, please undertake to file a PEA subject to staff review before issuing such debt securities.

Catherine C. Gordon, Esq.

June 16, 2014

The Company respectfully refers the Staff to the “Description of Our Debt Securities” section of the Prospectus for a description of the types of debt securities that the Company may offer, issue and sell pursuant to the Registration Statement. As noted in the above-referenced disclosure and as indicated in the Base Indenture filed as an exhibit to the Registration Statement, the Company may generally offer, issue and sell debt securities pursuant to the Registration Statement in the form of notes that may or may not be rated and/or listed on a national securities exchange, and that may have either fixed or floating interest rates. The Company will comply with the provisions of the Investment Company Act of 1940 (the “1940 Act”) applicable thereto, including Section 18 of the 1940 Act. In addition, while such notes may contain a provision that permits the conversion of such debt securities into common stock of the Company, the Company will fully comply with, among other things, Section 61 of the 1940 Act in connection therewith or other interpretive guidance issued by the Staff with respect thereto, including Bunker Hill Income Sec. (SEC No-Action Letter, pub. avail. Oct. 29, 1982).

In addition, the Company advises the Staff that it has previously filed a form of prospectus supplement for debt offerings, which is incorporated by reference as an exhibit to the Registration Statement. The Company undertakes to inform the Staff in advance of filing a prospectus supplement for the issuance of debt securities with materially different terms, such as the removal or alteration of a covenant in a manner materially affecting the rights of the debtholders, from those disclosed in a form of prospectus supplement filed as an exhibit to the Registration Statement.

2.	File an amended Form N-2 responding to our comments. If 30 days have passed, please include an updated consent of the independent registered public accounting firm.

The Company acknowledges the Staff’s comment and confirms that it has filed Pre-Effective Amendment No. 1 concurrently herewith, to which an updated consent of the Company’s independent registered public accounting firm is attached as an exhibit.

3.	If the amended Form N-2 will be filed on or after the due date of the 3/31/14 Form N-Q, update the financial information in the document to include the updated unaudited quarterly information.

The Company confirms to the Staff that Pre-Effective Amendment No. 1 filed concurrently herewith includes updated unaudited quarterly information for the quarter ended March 31, 2014, which is derived from the Company’s Form 10-Q filed on May 5, 2014.

4.	Disclose all agreements by which the Company will provide additional compensation to underwriters and affiliates for other activities, e.g., structuring services. File any such contracts as exhibits to the registration statement.

Catherine C. Gordon, Esq.

June 16, 2014

The Company advises the Staff on a supplemental basis that, other than as disclosed in the Registration Statement, it is not currently a party to any agreements with any current underwriter or any affiliates thereof pursuant to which the Company would be obligated to provide additional compensation thereto. The Company confirms to the Staff that if the Company enters into any such agreement in the future, the Company will file such agreement as an exhibit to the Registration Statement.

Page 2 – “Solar Senior Capital”

5.	The third paragraph on page 2 discloses a weighted average annualized yield of income producing investments. Explain why the Company has disclosed a yield only on the income producing investments and disclose a yield inclusive of all investments. Also disclose that the portfolio yield does not represent an actual investment return to shareholders. This comment also applies to the “Selected Financial and Other Data” on page 14.

The Company advises the Staff on a supplemental basis that it has disclosed a yield on its current income producing investments in order to provide meaningful information to its shareholders. Such yields are requested by investors and are commonly reported by business development companies as an indication of investment income generation from the Company’s portfolio of investments. In addition, the Company notes that only one nominal equity investment was “non-income producing” as of December 31, 2013 and therefore the yield on all investments is not materially different than the yield reported. The Company has also revised its disclosures in response to the Staff’s comment.

Page 2 - “Recent Developments”

6.	The “Recent Developments’” section on page 2 discloses the amounts of monthly dividends declared by the board of directors. Update the term “dividends” to “distributions”, as the character of the distributions are not known at the time of declaration. This comment applies to all references to dividends declared in Company communications to shareholders such as press releases, the website and the financial information filed on Forms 10-K and 10-Q.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Page 3 - “About Solar Partners”

7.	Provide a plain English explanation to the terms “mezzanine debt” and “mezzanine financing” in paragraphs 3 and 5, respectively.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Catherine C. Gordon, Esq.

June 16, 2014

Pages 3 - 4 - “Market Opportunity”

8.	The disclosure on page 4 states that “[w]e believe that this supply of prospective lending opportunities coupled with a lack of available credit in the middle-market lending space may offer attractive risk-adjusted returns to investors.” Describe what is meant by “risk-adjusted” and explain that the term does not imply low risk or no risk.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Page 5 - “Versatile Transaction Structuring and Flexibility of Capital”

9.	The disclosure states that “[w]e believe Solar Capital Partners’ senior investment team’s broad expertise and ability to draw upon its extensive experience enable us to identify, assess and structure investments successfully and to manage potential risk and return at all stages of the economic cycle” Disclose that the attempt to manage risk does not imply low risk or no risk.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Page 5 - “Emphasis on Achieving Strong Risk-Adjusted Returns”

10.	The disclosure states that “Solar Capital Partners uses a disciplined investment and risk management process that emphasizes a fundamental research and analysis framework.” Provide a plain English explanation for the terms “disciplined investment” and “fundamental research and analysis framework”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Page 5 - “Longer Investment Horizon”

11.	The disclosure states that “[w]e believe that our flexibility to make investments with a long-term view and without the capital return requirements of traditional private investment vehicles enables us to invest in private middle-market senior debt, which we believe provides a more attractive risk-return profile than the liquid senior debt market for larger companies.” Please clarify what is meant by “a more attractive risk-return profile.” For example, does this mean that the fund is willing to accept a higher risk of loss on its investments in exchange for a potentially higher yield?

Catherine C. Gordon, Esq.

June 16, 2014

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Pages 12-13 - “Fees and Expenses”

12.	In the line item “Annual Expenses” include a footnote to disclose that the annual expenses are being presented in this manner because common shareholders will bear all of the costs of running the Company.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

13.	In footnote (4), disclose the rate of the base management fee.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

14.	The supplemental hypothetical expense example on page 13 should include the effects of the sales load and offering costs. Explain the expense ratio that was used to calculate the 1 year, 3 years, 5 years and 10 years hypothetical expense examples in this supplemental schedule.

The Company advises the Staff on a supplemental basis that because this hypothetical expense example appears in a shelf registration statement, there is no sales load or offering costs to be included in such example. The Company confirms to the Staff that the Company will include the effects of the sales load and offering costs in the hypothetical expense example that appears in the prospectus supplement for any equity offering that is conducted off of the Registration Statement. In addition, the Company advises the Staff on a supplemental basis that the formulation used to calculate the 1 year, 3 years, 5 years and 10 years hypothetical expense examples is based upon the annual expenses listed in the preceeding “Fees and Expenses” tabular disclosure.

15.	In the response letter, confirm that all of the actual and estimated costs and expenses set forth in this section that the Company’s common shareholders directly or indirectly bear are fully reflected in the fee table and expense example presentation included in this prospectus.

The Company advises the Staff on a supplemental basis that all of the actual and estimated costs and expenses set forth in the Fees and Expenses section that the Company’s common shareholders directly or indirectly bear are fully reflected in the fee table and expense example presentation included in the Registration Statement.

16.	In the line item “Incentive fee payable under our Investment Advisory and management Agreement” insert “(20%)” after the word “Agreement” to alert investors to the rate of the incentive fee they will pay.

Catherine C. Gordon, Esq.

June 16, 2014

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

17.	We note the absence of the Acquired Fund Fees and Expenses line item from the fee table. Confirm to us in your response letter that the Company will not in the upcoming year make investments at the level that triggers the need for the additional line item of Acquired Fund Fees and Expenses. If no such additional line item is required, indicate in your response letter that any Acquired Fund Fees and Expenses is nonetheless included in “Other Expenses” or that the Company does not intend to invest in any “Acquired Funds.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment. In addition, please note that at the current time, the Company respectfully submits that it cannot anticipate what investments it will make in the upcoming year.

18.	Advise us in your correspondence whether FINRA has approved the underwriting terms of the Fund’s offering.

The Company advises the Staff on a supplemental basis that it has received a Conditional No-Objections Letter from FINRA in connection with the Registration Statement. In addition, the Company confirms to the Staff that in connection with an offering off of the Registration Statement, the underwriters will comply with the applicable rules and regulations of FINRA with respect to the submission of underwriting terms for approval by FINRA.

Page 50-51 - “Revenue Recognition”

19.	The section relating to paid-in-kind (“PIK”) securities is incomplete. Expand existing risk disclosure to discuss all of the following risks presented by investments in PIK securities. Disclose, if true, that:

a.	the higher yields and interest rates on PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans.

b.	PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

c.	PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

Catherine C. Gordon, Esq.

June 16, 2014

d.	PIK securities create the risk that incentive fees will be paid to the Advisor based on non-cash accruals that ultimately may not be realized, but the Advisor will be under no obligation to reimburse the Company for these fees.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Page 56- “Dividends and Distributions”

20.	The disclosure on page 56 indicates that the Company expects “that our dividends and distributions to stockholders will generally be from accumulated net investment income and from net realized capital gains, if any, as applicable”. We note that the Company paid distributions classified as tax return of capital for the 2013 fiscal year end. Modify this disclosure accordingly and disclose the tax implications to shareholders of receiving distributions categorized as tax return of capital.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Pages 74-77- “Portfolio Companies”

21.	Complete the “% of class held” column.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

22.	Include the disclosure requirements of Instruction 2 to Item 8.6.a of Form N-2. We note that a brief description is disclosed for each portfolio company in which the Company’s investment represents greater than 5% of the Company’s total assets. The Form permits a brief description to be provided for investments that constitute less than five percent of the Registrant’s assets.

The Company acknowledges the Staff’s comment and has added disclosure for each portfolio company in which the Company’s investment represents greater than 5% of the Company’s total assets in accordance with the requirements of Instruction 2 of Item 8.6.a of Form N-2. In addition, the Company believes that it has sufficiently identified the nature of the business of the portfolio companies in which the Company’s investment constitutes less than 5% of the Company’s total assets in accordance with Instruction 1 of Item 8.6.a. of Form N-2.

Catherine C. Gordon, Esq.

June 16, 2014

Page 93- “Board Approval of the Investment Advisory and Management Agreement”

23.	Disclosure indicates that a discussion regarding the basis for the board of directors’ approval of the investment advisory and management agreement will be included in our first annual report on Form 10-K filed subsequent to any such board approval. Please supplementally inform the staff of what Form 10-K includes this disclosure.

The Company advises the Staff on a supplemental basis that the discussion regarding the basis for the board of directors’ approval of the investment advisory and management agreement is included annually in the Company’s proxy statement on Schedule 14A filed in connection with the Company’s Annual Meeting of Stockholders, which is incorporated by reference into the Company’s annual report on Form 10-K.

December 31, 2013 financial statements filed on Form 10-K

Page F-3 Consolidated Statements of Assets and Liabilities

24.	Are there any payables to Trustees at period-end? If so, these should be disclosed separately, in accordance with Regulation S-X, Article 6-04.12:

12. Other liabilities. State separately (a) amounts payable for investment advisory, management and service fees; and (b) the total amount payable to: (1) Officers and directors; (2) controlled companies; and (3) other affiliates, excluding any amounts owing to noncontrolled affiliates which arose in the ordinary course of business and which are subject to usual trade terms.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that there were no payables due to the Directors of the Company as of December 31, 2013.

25.	Add a “Commitments and Contingencies” line item to the Statement of Assets and Liabilities. Refer to Article 6-04.15 of Regulation S-X. Include a reference to the notes that disclose commitments and contingencies.

The Company has added the above-referenced disclosure in its Consolidated Statements of Assets and Liabilities for the quarter ended March 31, 2014 in response to the Staff’s comment, which is also included in Pre-Effective Amendment No.1 to the Registration Statement filed concurrently herewith.

Page F-4 Consolidated Statements of Operations

26.	We note that “Dividends and Interest” are presented together. Article 6-07.1 of Regulation S-X requires that income from dividends and interest on securities are disclosed separately.

Catherine C. Gordon, Esq.

June 16, 2014

The Company has revised the above-referenced disclosure in its Consolidated Statements of Operations for the quarter ended March 31, 2014 in response to the Staff’s comment, which is also included in Pre-Effective Amendment No.1 to the Registration Statement filed concurrently herewith.

27.	We note that “General and administrative expenses” represent 16.92% of total expenses. If any expense in this category represents 5% or more of total assets, these expenses should be disclosed separately. Refer to Article 6-07.2.b:

(b) State separately any other expense item the amount of which exceeds five percent of the total expenses shown under this caption.

Consider disclosing the components of other general and administrative expenses in the notes to financial statements.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that no single expense included in the Company’s “General and administrative expenses” represented 5% or more of the Company’s total expenses.

Page F-5- Consolidated Statements of Changes in Net Assets

28.	Include the disclosure requirements of Article 6-09.7 of Regulation S-X:

Disclose parenthetically the balance of undistributed net investment income included in net assets at the end of the period.

The Company will revise the above-referenced disclosure in response to the Staff’s comment.

29.	Include the disclosure requirements of Article 6-09.3:

Distributions to shareholders. State separately distributions to shareholders from: (a) Investment income-net; (b) realized gain from investment transactions-net; and (c) other sources

The Company has revised the above-referenced disclosure in its Consolidated Statements of Changes in Net Assets for the quarter ended March 31, 2014 in response to the Staff’s comment, which is also included in Pre-Effective Amendment No.1 to the Registration Statement filed concurrently herewith.

Catherine C. Gordon, Esq.

June 16, 2014

Pages F-7 and F-8- Consolidated Schedule of Investments

30.	We note that 56% of total investments are valued at cost/par. Explain how this represents a market price in accordance with FASB ASC 820.

The Company advises the Staff on a supplemental basis that it values all of its investments in accordance with FASB ASC 820. It should be noted that a significant majority of the Company’s investments are in an asset class that have market prices/indicative quotes provided by brokers and pricing services. Such investments are senior secured loans that trade and are quoted at or near par. They also have readily available market prices which are heavily weighted in all fair value determinations. The Company submits that middle market yields and benchmark indicies as reported by S&P have remained relatively stable across the various investment periods of those investments that were fair valued at cost/par at December 31, 2013. Lastly, it should be noted that given the market environment for senior secured performing loans over the last 12-18 month period, issuers continued to refinance their debt… so a significant percentage of the Company’s investments represent recent vintage investments done at current market rates, terms and conditions.

31.	Are any of the investments non-incoming producing? If so, they should be identified on the schedule of investments. See footnote 5 to Article 12-12 of Regulation S-X.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that all of the Company’s investments at December 31, 2013 were deemed income producing as defined under Article 12-12 of Regulation S-X except for a nominal equity position received a few weeks prior to fiscal year end. This investment will be footnoted in response to the Staff’s comment.

32.	Footnote (6) identifies those securities that are not qualifying assets. Instruction 1b to Item 8.6.c of Form N-2 requires that the footnote briefly explains the significance of non-qualification. Please include the percentage of non-qualifying assets in future filings.

The Company acknowledges the Staff’s comment and advises the Staff that it has enhanced the disclosure in the footnotes to the “Portfolio Companies” section of the Prospectus in response to the Staff’s comment.

33.	The investments in Gemino Senior Secured Healthcare LLC are identified as investments in which the Company is deemed to exercise a controlling interest as defined in the 1940 Act due to beneficially owning either directly or through one or more controlled companies, more than 25% of the outstanding voting securities of the investment. What percentage does the Company own of Gemino Senior Secured Healthcare? If the investment is wholly owned, please explain the Company’s analysis in determining not to consolidate the portfolio company.

Catherine C. Gordon, Esq.

June 16, 2014

The Company owns 100% of Gemino Senior Secured Healthcare LLC and will revise the above-referenced disclosure regarding the Company’s ownership in response to the Staff’s comment.

The Company is a Maryland corporation formed on December 16, 2010 as a closed-end, externally managed, non-diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (“1940 Act”), as amended. Furthermore, as the Company is an investment company, it continues to apply the guidance in FASB Accounting Standards Codification (“ASC”) Topic 946. In addition, for tax purposes the Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

Pursuant to a definitive agreement, dated September 30, 2013, we acquired Gemino Healthcare Finance, LLC (“Gemino”) from affiliates of EDG Partners, D. E. Shaw AQ-SP Series 5-01, L.L.C. and other members of Gemino. Gemino is a commercial finance company that originates, underwrites, and manages primarily secured, asset-based loans for small and mid-sized companies operating in the healthcare industry. The Company’s investment in Gemino totaled $32.8 million. The existing management team of Gemino committed to continue to lead Gemino after the transaction and co-invested with the Company having an approximate 4% interest in Gemino. The Company owns the remaining approximate 96% interest in Gemino.

Gemino, a Delaware limited liability company formed in December 2006, has historically been a private operating company and has a fiscal year end of December 31. Gemino Senior Secured Healthcare LLC (“Gemino Senior”) was formed in December 2013 solely to hold the Company’s interest in Gemino. Gemino Senior consolidates Gemino into its audited U.S. GAAP financial statements and is audited by ParenteBeard LLP. Gemino’s senior management and employees draw a base salary and earn an annual bonus. Gemino has never been an investment company under U.S. GAAP nor have they applied investment company accounting in their history. Gemino accounts for its loans under ASC 320 (formerly FAS 115) and ASC 310 (formerly FAS 114). In addition, Geminohas always classified their loans as held to maturity. The loans are primarily in the form of revolving lines of credit, secured by accounts receivable of the borrowers. The accounts receivable serving as collateral are primarily third party obligations from government payers, such as Medicare or Medicaid, and commercial insurers. In certain cases, Gemino may provide senior term loan financing to qualified borrowers in addition to a revolving line of credit. Senior term loans are typically secured by accounts receivable and all other assets of the borrowers, and a pledge of the stock of the borrowers.

Catherine C. Gordon, Esq.

June 16, 2014

In accordance with paragraph 810-10-15-10(a)3 of ASC 810 (and 946-810-45-2 of ASC 946), it is not appropriate for an investment company to consolidate a non-investment company. The only exception to this is if that investee non-investment company provides substantial services to the investment company (such as an investment advisor) and is controlled by the investment company. This is because in those cases the purpose of the investee is to provide services and not to provide investment income or realize a gain on disposal.

Accordingly, in all other cases, the investment company must treat the investee as a portfolio company and carry the investment at fair value.

This is detailed in Article 6.03(c) of Regulation S-X, which states:

(1) Consolidated and combined statements filed for registered investment companies shall be prepared in accordance with Rules 3A-01 to 3A-05 (Article 3A), except that

(i) statements of the registrant may be consolidated only with the statements of subsidiaries which are investment companies;

(ii) a consolidated statement of the registrant and any of its investment company subsidiaries shall not be filed unless accompanied by a consolidating statement which sets forth the individual statements of each significant subsidiary included in the consolidated statement:

Provided, however.

That a consolidating statement need not be filed if all included subsidiaries are totally held; and

(iii) consolidated or combined statements filed for subsidiaries not consolidated with the registrant shall not include any investment companies unless accompanied by consolidating or combining statements which set forth the individual statements of each included investment company which is a significant subsidiary.

Accordingly, the appropriate accounting for recognizing Gemino Senior in the Company’s financial statements is generally dependent on whether Gemino Senior is considered an investment company.

Catherine C. Gordon, Esq.

June 16, 2014

In June 2013, the Financial Accounting Standards Board issued Accounting Standards Update 2013-08, Financial Services—Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements. The update amends the criteria that define an investment company, requires additional disclosures, and seeks to clarify the measurement guidance. Public companies were required to apply ASU 2013-08 prospectively for interim and annual reporting periods beginning after December 15, 2013. The Company continues to be an investment company under the new guidance. In addition, the Company has undertaken an analysis to assess its investment in Gemino Senior as well as reassess its investment in Gemino to determine whether, under ASU 2013-08, Gemino Senior or Gemino could be considered an investment company.

Per ASC 946-10-15-4, an entity regulated under the 1940 Act is an investment company under this Topic. Gemino Senior and Gemino have never been regulated under the 1940 Act.

Per ASC 946-10-15-5, an entity that is not regulated under the 1940 Act shall assess all the characteristics of an investment company in paragraphs 946-10-15-6 through 15-7 to determine whether it is an investment company. The entity shall consider its purpose and design when making that assessment.

Per ASC 946-10-15-6, an investment company has the following fundamental characteristics:

a. It is an entity that does both of the following:

1. Obtains funds from one or more investors and provides the investor(s) with investment management services

2. Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

b. The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

Per ASC 946-10-15-7, an investment company also has the following typical characteristics:

a. It has more than one investment.

b. It has more than one investor.

Catherine C. Gordon, Esq.

June 16, 2014

c. It has investors that are not related parties of the parent (if there is a parent) or the investment manager.

d. It has ownership interests in the form of equity or partnership interests.

e. It manages substantially all of its investments on a fair value basis.

To be an investment company, an entity shall possess the fundamental characteristics in paragraph ASC 946-10-15-6. Typically, an investment company also has all of the characteristics in ASC 946-10-15-7. However, the absence of one or more of those typical characteristics does not necessarily preclude an entity from being an investment company. If an entity does not possess one or more of the typical characteristics, it shall apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.

In our analysis of both Gemino Senior and Gemino’s historical and current businesses, we considered, among other factors, the implementation guidance in ASC 946-10-55.

Gemino was a pre-existing business that was not created by the Company. Gemino has a long history of operating as a traditional commercial finance company. Gemino continues to function and operate as it did prior to the Company’s investment, which was, the purchase of the common stock of Gemino. In addition, Gemino Senior continues to be capitalized solely by the Company and Gemino’s business remains the same, that is, to provide short term financing solutions to its customers, the companies that need financing.

Both Gemino Senior and Gemino do not meet the fundamental characteristics of an investment company. They have never provided or offered to provide investment management services. Neither is registered as an investment adviser, nor have they retained the services of an investment adviser, typical of investment companies. Gemino Senior and Gemino have not promoted or advertised themselves, or held themselves out to provide or offer investment management services to any investor. Gemino Senior and Gemino have not, and do not, seek investors. They do not have a business objective of making investments nor investing funds for returns from capital appreciation or investment income or both. They do not serve as an extension of the Company’s business of investing.

In addition, both Gemino Senior and Gemino do not have the typical characteristics of an investment company. Gemino Senior has one investor (the Company) and only has one investment (Gemino). Gemino technically has two related-party

Catherine C. Gordon, Esq.

June 16, 2014

investors, namely Gemino Senior and the management of Gemino. In accordance with ASC 946-10-55-20, Gemino’s only investors are related parties and as such, are combined and treated as a single investor for the purposes of evaluating the more-than-one investor characteristic of an investment company in ASC 946-10-15-7. Gemino Senior does not carry or manage its one investment on a fair value basis and Gemino, as a commercial finance company, makes loans. They do not carry or manage their loans on a fair value basis. Nor has Gemino ever reported any of its loans to anyone, as if they were investments. There is also no compensation for investment management services earned or paid nor any similar compensation expense based on assets under management. Gemino has merely been a traditional commercial finance company that makes loans to its customers, similar to GE Capital, CapitalSource and CIT Group.

Per ASC 946-10-55-4 and 5, an investment company should also have no substantive activities other than its investing activities and should not have significant assets or liabilities other than those relating to its investing activities, subject to an exception of establishing a servicing company whose purpose is solely to provide substantive services to an investment company. As a traditional commercial finance company, Gemino has significant assets unrelated to investment companies such as goodwill and other intangible assets. Additionally, Gemino’s balance sheet includes an allowance for loan losses. Gemino Senior and Gemino do not provide any substantive services to the Company, so would not be consolidated under ASC 946-810-45-3.

Regarding the business purpose and substantive activities of Gemino Senior and Gemino, again, they do not produce marketing materials to solicit investors and have not committed to any investors (pre or post the Company’s involvement), that its business purpose is investing to achieve capital appreciation and/or investment income. Gemino’s customers are the companies that are recipients of its loans, versus an investment company which would solicit many unaffiliated investors as its customers.

Gemino’s substantive business activities remain that of making direct loans and providing loan servicing as an administrative agent, typical of a traditional commercial finance company. Such business activities generate significant revenue from fees received for making and servicing direct loans as well as for other activities such as providing collections, amendments, collateral monitoring, consents and waivers of conditions they establish. For example, for the three months ended December 31, 2013, fee and other income received by Gemino was roughly twice as much as net interest income after provision for loan losses. Their fee and other income generation has always been an integral and substantive part of their net profit.

Accordingly, and based on the Company’s analysis summarized above, Gemino Senior and Gemino do not possess the fundamental or all of the typical characteristics of an investment company.

Catherine C. Gordon, Esq.

June 16, 2014

34.	In addition, since the Company is determined to control Gemino Senior Secured Healthcare, has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied?

The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and RICs. Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated. Subsidiary is defined by 1-02(x) of Regulation S-X as”... an affiliate controlled by such person directly or indirectly through one or more intermediaries”.

Provide the calculations pursuant to Article 1-02(w) of Regulation S-X.

Refer to the IM Guidance Update No. 2013-07. September 2013: http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-07.pdf

The Company advises the Staff on a supplemental basis that the Company had applied the IM Guidance Update No. 2013-07 as of December 31, 2013 and in accordance with such guidance, had disclosed the information required by Rule 4-08(g) of Regulation S-X, which appears in Note 10 to the Company’s Financial Statements for the year ended December 31, 2013. As requested, the Company has also included the calculations used by the Company as an exhibit to this response letter.

Notes to Consolidated Financial Statements

35.	Note (e) on page F-15 discloses that the Company intends to comply with the applicable provisions of the Internal Revenue Code pertaining to regulated investment companies to make distributions of taxable income sufficient to relieve it of substantially all Federal Income taxes. The Company, at its discretion, may carry forward taxable income in excess of calendar year distributions and pay a 4% excise tax on this income. The Company will accrue excise tax on such estimated excess taxable income as appropriate. Per review of the Consolidated Statement of Cash Flows on page F-6, we note that amounts were paid for income taxes. Please explain the reason for the income taxes paid and include a description of any taxes paid in the Notes to Financial Statements.

The Company advises the Staff on a supplemental basis that it may from time to time, consistent with the disclosure included in the Prospectus, opt to forego a year-end special dividend to distribute excess income to its stockholders, and instead retain such excess income subject to payment of the required excise tax on such amounts. While the Company generally seeks to tailor its distributions to match its expected income, the

Catherine C. Gordon, Esq.

June 16, 2014

Company believes that an underdistribution resulting in a de minimis excise tax is preferable to an overdistribution resulting in a return of capital to its stockholders. In addition, the Company will include additional disclosure of any excise tax paid in the notes to its financial statements, when applicable.

36.	Page F-22- Bifurcate the fair value by valuation technique/methodology in the chart that describes the quantitative information about Level 3 fair value measurements. This matter was discussed during the AICPA expert panel meeting held on December 12, 2012:

http://www.aicpa.org/InterestAreas/FRC/IndustryInsights/DownloadableDocuments/INV/INV EP _Minutes/INV_ExpertPanel_Minutes_Archive.pdf

e. During the November conference call, the SEC staff referred to the SEC’s CorpFin staff remarks at the recent AICPA National Conference on Banks & Savings Institutions regarding the use of multiple valuation techniques for certain classes of instruments, where such techniques are not bifurcated by fair value under each valuation approach. The SEC staff provided an example of a BDC with senior debt in Level 3, where both a discounted cash flows valuation technique and market comparable valuation technique were used, each technique used for different holdings within senior debt. The fund only provided total fair value for the total senior debt and did not separately disclose the fair value derived from the discounted cash flow technique and the fair value derived from the market comparable technique. The remarks are available at http://sec.gov/news/speech/2012/spch091212sc.pdf.

The Company has revised the above-referenced disclosure in its Notes to Consolidated Financial Statements for the quarter ended March 31, 2014 in response to the Staff’s comment, which is also included in Pre-Effective Amendment No.1 to the Registration Statement filed concurrently herewith.

37.	Page F-23- disclose the rate of the commitment fee.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that the Company’s disclosure was clarifying that its annualized interest costs did not include commitment and other prepaid expenses previously expensed under the fair value option noted in the previous paragraph. The Company will clarify its disclosures in response to the Staff’s comment.

38.	Disclose the components of the interest and other credit facility expenses.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that the components of interest and other credit facility expenses are interest expense and non-usage fees. There is also a nominal debt servicing charge paid to the lending agent. The Company will clarify its disclosures in response to the Staff’s comment.

Catherine C. Gordon, Esq.

June 16, 2014

39.	Page F-24- Financial Highlights- The distributions should be broken out by those from net investment income, those from capital gains and those from returns of capital. See Item 4 of Form N-2 Also refer to the Audit Guide of Investment Companies, AAG-INV 7.156e which requires that distributions to shareholders should be disclosed as a single line item, except the tax return of capital distributions should be disclosed separately. Details of distributions should conform to those shown in the statement of changes in net assets.

The Company has revised the above-referenced disclosure in its Financial Highlights for the quarter ended March 31, 2014 in response to the Staff’s comment, which is also included in Pre-Effective Amendment No.1 to the Registration Statement filed concurrently herewith.

40.	Page F-25 - We note that the Company paid distributions from return of capital. Has the Company complied with Section 19A of the Investment Company Act of 1940 regarding shareholder notification of the character of distributions?

The Company advises the Staff on a supplemental basis that the potential of return of capital was not known until after the end of the fiscal year. Please note that as per comment #35 above, the Company had paid excise taxes on under-distributions in prior years. Furthermore, the Company’s accounting policy is to amortize all commitment fees received upfront as an adjustment to yield, while recognizing them as income when received for tax purposes. It was expected that such fees received upfront during the year would provide the Company with sufficient taxable income consistent with its distributions to shareholders and not result in a return of capital. Accordingly and in response to the Staff’s comment, the Company will increase the frequency of its taxable income and distribution monitoring and comply with Section 19A of the Investment Company Act of 1940, as amended.

41.	Include the disclosure requirements of Article 12-12 of Regulation S-X, footnote 8 State in a footnote the following amounts based on cost for Federal income tax purposes: (a) Aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for Federal income tax purposes.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that the above referenced disclosure is included in footnote 9 to the Company’s Consolidated Schedule of Investments as of December 31, 2013, which is also included in Pre-Effective Amendment No.1 to the Registration Statement filed concurrently herewith.

Catherine C. Gordon, Esq.

June 16, 2014

42.	Page F-27- In the subsequent events footnote, please modify future disclosure to state that the board of directors declared a monthly distribution. Current disclosure refers to “monthly dividends”. Since the character of the distribution is unknown at the declaration date.

The Company has revised the above-referenced disclosure in the Notes to its Consolidated Financial Statements for the quarter ended March 31, 2014 in response to the Staff’s comment, which is also included in Pre-Effective Amendment No.1 to the Registration Statement filed concurrently herewith.

43.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

The company acknowledges the Staff’s comment.

44.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

The Company acknowledges the Staff’s comment.

45.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

The Company acknowledges the Staff’s comment.

46.	Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

The Company advises the Staff on a supplemental basis that it does not presently intend to omit information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act.

47.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

The Company advises the Staff on a supplemental basis that it does not presently intend to seek any exemptive or no-action relief in connection with the Registration Statement.

Catherine C. Gordon, Esq.

June 16, 2014

48.	You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

The Company acknowledges the Staff’s comment.

49.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges the Staff’s comment.

50.	Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges the Staff’s comment.

51.	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The Company acknowledges the Staff’s comment.

Catherine C. Gordon, Esq.

June 16, 2014

52.	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

The Company acknowledges the Staff’s comment.

*    *    *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Richard Peteka / Solar Senior Capital Ltd.
John Mahon / Sutherland Asbill & Brennan LLP

2013
Solar Senior Capital Ltd. (“SUNS”)
Total Assets of SUNS at 12/31/2013	A	272,560,679
Cost Basis of investment in Gemino	B	32,839,000
Fair value of SUNS’s investment in Gemino at 12/31/2013	C	34,500,000
Net increase in net assets from operations - SUNS for 2013	D	12,617,187
Dividend/interest income from investment in Gemino for 2013	E	783,000
Realized gains (losses) from investment in Gemino for 2013	F	0
Change in fair value of debt & equity investments in Gemino for 2013	G	1,661,000
Total net change in unrealized gain (loss) on SUNS for 2013	H	4,208,614
Total investment income of SUNS for 2013	I	19,765,148

Gemino
Total assets of Gemino at 12/31/2013	J	117,083,377
Total secured third party debt payable at 12/31/2013	K	83,000,000
Total related party debt payable to SUNS at 12/31/2013	L	13,000,000

Total assets available to stock/equity holders (SUNS and all other equity owners)	M	21,083,377

Proportionate share of assets owned by SUNS	N	20,141,754
Proportionate share of assets owned by all other equity owners	O	941,623

Total equity and retained earnings (net assets) of Gemino at 12/31/2013	P	19,432,747
Net income (loss) before tax and extraordinary items for Gemino latest fiscal year - 2013	Q	(126,095)
Assets in SPV held by/pledged as collateral for secured third party debt payable at 12/31/2013	R	100,494,000

				Rule 3.09	Rule 4.08
Test 1: Investment Test:	Option (1)	Is B/A >20% or 10%?	12.0%	Not Applicable	Applicable
	Option (2)	Is C/A >20% or 10%?	12.7%	Not Applicable	Applicable

Test 2: Assets Test:	Option (1)	Is N/A >20% or 10%?	7.4%	Not Applicable	Not Applicable
	Option (2)	Is ((N-B)+B)/A >20% or 10%?	7.4%	Not Applicable	Not Applicable
	Option (3)	Is ((((J-R)+(R-K-L))*(N/M))/A) >20% or 10%?	7.4%	Not Applicable	Not Applicable

Test 3: Income Test***:	Option (1)	Is E/I >20% or 10%?	4.0%	Not Applicable	Not Applicable
	Option (2)	Is (E+F+G)/I >20% or 10%?	12.4%	Not Applicable	Applicable
	Option (3)	Is (E+F+G)/D >20% or 10%?	19.4%	Not Applicable	Applicable

***	It is difficult to directly compare/use/analyze a non-mark-to-market P&L (net income) of a private company to that of a mark-to market P&L (net income) of a public company (e.g., an increase in general market yields for the BDC can lead to misleading calculations and test results).